Exhibit 99.2

Algonquin Power & Utilities Corp. announces dates for 2014 third quarter results release and conference call

OAKVILLE, ON, Oct. 10, 2014 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced plans to release 2014 third quarter results on Thursday, November 13, 2014 after market close. APUC will hold an earnings conference call at 9:00 a.m. EST on Friday, November 14, 2014, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details are as follows:

Date: Friday, November 14, 2014

Start Time: 9:00 a.m. EST

Phone Number: Toll free within North America: 1-866-530-1553 or Local: 416-847-6330

Conference ID: 6172785

For those unable to attend the live call, a digital recording will be available for replay three hours after the call by dialing 1-888-203-1112 or 647-436-0148 access code 6172785 from November 14, 2014 until November 28, 2014.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities owns and operates a diversified $3.6 billion portfolio of regulated and non-regulated utilities in North America. The regulated utility business provides water, electricity and natural gas utility services to 485,000 customers through a portfolio of regulated generation, transmission and distribution utility systems. The non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A and AQN.PR.D. Visit Algonquin Power & Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information: Kelly Castledine, Algonquin Power & Utilities Corp., 354 Davis Road, Oakville, Ontario, L6J 2X1, Telephone: (905) 465-4500, Website: www.AlgonquinPowerandUtilities.com, Twitter: AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 10:11e 10-OCT-14